Exhibit 99.2

 POSTMEDIA NETWORK CANADA CORP.
 INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

 FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014 AND 2013

Approved for issuance: January 8, 2015

JANUARY 8, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis of financial condition and results of operations of Postmedia Network Canada Corp. and its subsidiary Postmedia Network Inc. (collectively, “we”, “our”, “us”, or “Postmedia”) should be read in conjunction with the interim condensed consolidated financial statements and related notes of Postmedia for the three months ended November 30, 2014 and 2013 and the annual audited consolidated financial statements and related notes for the years ended August 31, 2014, 2013 and 2012.  The interim condensed consolidated financial statements of Postmedia for the three months ended November 30, 2014 and 2013 and the annual audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012 are available on SEDAR at www.sedar.com and on the EDGAR system maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

This discussion contains statements that are not historical facts and are forward-looking statements.  These statements are subject to a number of risks described in the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012.  Risks and uncertainties may cause actual results to differ materially from those contained in such forward-looking statements.  Such statements reflect management’s current views and are based on certain assumptions.  They are only estimates of future developments, and actual developments may differ materially from these statements due to a number of factors.  Investors are cautioned not to place undue reliance on such forward-looking statements.  No forward-looking statement is a guarantee of future results.  We have tried, where possible, to identify such statements by using words such as “believe”, “expect”, “estimate”, “anticipate”, “will”, “could” and similar expressions in connection with any discussion of future operating or financial performance.  Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

All amounts are expressed in Canadian dollars unless otherwise noted. The interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 – Interim Financial Reporting.

This management’s discussion and analysis is dated January 8, 2015 and does not reflect changes or information subsequent to this date.  Additional information in respect of Postmedia is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional IFRS Measures

We use operating income before depreciation, amortization, impairment and restructuring, as presented in the interim condensed consolidated financial statements for the three months ended November 30, 2014 and 2013 and described in note 3 thereto, to assist in assessing our financial performance.  Management and the Board of Directors of Postmedia use this measure to evaluate consolidated operating results and to assess Postmedia’s ability to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by Postmedia and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Operating income before depreciation, amortization, impairment and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

Overview and Background

Our business consists of news and information gathering and dissemination operations, with products offered in major Canadian markets and a number of regional and local markets in Canada through a variety of print, web, tablet and smartphone platforms. The combination of these platforms provides audiences with a variety of media through which to access and interact with our content. The breadth of our reach and the diversity of our content enable advertisers to reach their target audiences on a local, regional or national scale through the convenience of a single provider. We are the largest publisher by circulation of paid English-language daily newspapers in Canada, according to Newspapers Canada’s 2013 Circulation Data Report. The Corporation has the highest weekly print readership of paid English-language daily newspapers in Canada, based on NADbank 2013 survey data.

For financial reporting purposes we have one operating segment, the Newsmedia segment (formerly the Newspaper segment), which publishes daily and non-daily newspapers and operates digital media and online assets including the canada.com website, each newspaper’s online website and Infomart, our media monitoring service.

Recent Developments

On October 6, 2014, we entered into a definitive agreement with Quebecor Media Inc. to purchase Sun Media Corporation’s 175 English language newspapers, specialty publications and digital properties (“Sun Media”) for cash consideration of approximately $316 million, less a $10.5 million adjustment primarily related to certain real estate properties to be disposed of by Sun Media prior to closing, and other customary adjustments to be determined subsequent to closing (the “Sun Acquisition”). The prospective Sun Acquisition is subject to various conditions including regulatory approvals which are required prior to the consummation of all or any part of the acquisition. During the three months ended November 30, 2014, we incurred $1.6 million of acquisition costs which are included in restructuring and other items in the condensed consolidated statements of operations. We will finance the Sun Acquisition through a combination of debt and equity. See “Risk Factors – Risks Relating to the Sun Acquisition and Related Financings” in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012.

The debt financing, for the Sun Acquisition, will be provided through the issuance of an additional $140 million principal amount of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”) to an existing noteholder, Canso Investment Counsel Ltd. (“Canso”), acting on behalf of certain accounts that it manages. On October 31, 2014, pursuant to a subscription agreement with Canso, we issued subscription receipts representing the entire amount of the additional First-Lien Notes. The subscription receipts bear interest at the same rate as the First-Lien Notes and will automatically be exchanged for the additional First-Lien Notes on completion of the Sun Acquisition, for no additional consideration. During the three months ended November 30, 2014, we recorded $1.0 million of interest expense related to the subscription receipts in the condensed consolidated statement of operations and incurred $1.6 million of subscription receipts financing costs which are recorded in other assets on the condensed consolidated statement of financial position. See “Risk Factors – Risks Relating to the Sun Acquisition and Related Financings” in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012.

We intend to raise the balance of the funds required for the Sun Acquisition by way of a rights offering of subscription receipts (the “Rights Offering”) for gross proceeds of $186 million less net proceeds from the sale of the Montreal Gazette production facility of $12.4 million as described below. We do not expect any additional real estate proceeds to be available prior to the launch of the Rights Offering. On October 6, 2014, we entered into a standby purchase agreement with our largest shareholder, GoldenTree Asset Management LP (“GoldenTree”), pursuant to which GoldenTree has agreed to take up any subscription receipts not otherwise subscribed for under the Rights Offering. In connection with its backstop of the Rights Offering, if it is determined that immediately following the closing of the Sun Acquisition GoldenTree owns shares carrying 33 1/3% or more of the outstanding voting rights in respect of all of the issued and outstanding shares, GoldenTree will enter into a voting restriction agreement that will limit the number of votes that GoldenTree will be entitled to cast at any meeting of shareholders to 33 1/3%, less one share, of the total number of outstanding voting rights in respect of all of the issued and outstanding shares at such time, regardless of how many shares GoldenTree owns at such time.  The Rights Offering will be subject to regulatory approval.  Under the terms of the Rights Offering, our shareholders as of a record date, which is yet to be determined, will receive rights to subscribe for subscription receipts. Each subscription receipt will be automatically exchanged for one Class NC variable voting share (“Variable Voting Share”) on completion of the Sun Acquisition, without additional consideration. The subscription price under the Rights Offering will not be more than $1.10 and will be at a significant discount to the market price of the Variable Voting Shares at the time of the Rights Offering. During the three months ended November 30, 2014, we incurred $2.5 million of rights offering financing costs which are recorded in other assets on the condensed consolidated statement of financial position. See “Risk Factors – Risks Relating to the Sun Acquisition and Related Financings” in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012.

On October 31, 2014, we sold the land, building and equipment related to the Montreal Gazette production facility for gross proceeds of $12.5 million. Due to the outsourcing of the production of the Montreal Gazette in August 2014, the production facility and equipment was no longer required.  The net proceeds of $12.4 million from the sale are required to reduce the amount of the Rights Offering as described above and are recorded as restricted cash on the condensed consolidated statement of financial position.

In November 2013, we committed to third party outsourcing contracts for the production of our Vancouver newspapers, which includes both The Vancouver Sun and The Province.  The print outsourcing agreement for the production of the Vancouver newspapers is expected to commence in February 2015.  In July 2014, we reached an agreement with the union representing the employees impacted by the Vancouver newspapers outsourcing and made a payment of $17.5 million in trust to fund the restructuring payments.  In addition, all conditions were waived related to an agreement to sell the Vancouver newspapers production facility for gross proceeds of $17.5 million with an expected closing of June 30, 2015.  The net proceeds from the sale of the Vancouver newspapers production facility will be used to make an offer to redeem an equal amount of our First-Lien Notes.

On October 16, 2014 we entered into a new senior secured asset-based revolving credit facility (the “ABL Facility) for an aggregate amount of up to $20.0 million. The ABL Facility replaced our previous facility that matured on July 13, 2014. The ABL Facility matures on October 16, 2015 and is secured on a first-priority basis by accounts receivable, cash, and inventory and any related assets of Postmedia and on a third priority basis by the First-Lien Notes collateral. During the three months ended November 30, 2014, we incurred $0.6 million of debt financing costs related to the ABL Facility.

During the three months ended November 30, 2014, we received certification from the Ontario Digital Media Corporation that digital media tax credits totaling a cash claim of $17.3 million for the year ended August 31, 2012 were eligible to be claimed. We have refiled the tax return for the year ended August 31, 2012 to reflect such claim which will be subject to audit by the Canada Revenue Agency. The claim primarily relates to the recovery of previously recognized compensation expenses, and as a result we recorded a recovery in compensation expense of $13.8 million in the three months ended November 30, 2014 related to this claim.

Key Factors Affecting Operating Results

Revenue is earned primarily from advertising, circulation and digital sources. Print advertising revenue is a function of the volume, or linage, of advertising sold and rates charged. Print circulation revenue is derived from home-delivery subscriptions for newspapers, including All Access Subscriptions (across the four platforms of print, web, tablet and smartphone), single copy sales at retail outlets and vending machines and is a function of the number of newspapers sold and the price per copy. Digital revenue consists of revenue from national and local display advertising on our newspaper and other websites, including canada.com, revenue from e-Papers and Digital Access subscriptions, as well as subscription revenue generated through Infomart, our media monitoring service.

Print advertising revenue was $93.1 million for the three months ended November 30, 2014, representing 54.9% of total revenue. Our major advertising categories consist of local, national, and inserts.  These categories composed 40.0%, 35.9% and 20.6%, respectively, of total print advertising for the three months ended November 30, 2014.

Print advertising is influenced by both the overall strength of the economy and significant structural changes in the newspaper industry and media in general.  The continuing shift in advertising dollars from print advertising to advertising in other formats, particularly online and other digital platforms including search and social media websites, combined with periods of economic uncertainty have resulted in significant declines in print advertising. This shift is expected to continue and appears to be permanent.  We anticipate the print advertising market to remain challenging and expect current trends to continue throughout the remainder of fiscal 2015.  During the three months ended November 30, 2014, we experienced print advertising revenue declines of 20.1%, as compared to the same period in the prior year.  The decline in print advertising revenue in the three months ended November 30, 2014 relates to weakness in all major advertising categories.

Print circulation revenue was $47.4 million for the three months ended November 30, 2014, representing 28.0% of total revenue.  Declines in circulation volumes have been experienced over the last few years and this trend continued in the three months ended November 30, 2014 however volume declines have been partially offset by price increases. During the three months ended November 30, 2014, we experienced circulation revenue declines of 4.3% as compared to the same period in the prior year.  We expect these print circulation revenue trends to continue throughout the remainder of fiscal 2015.

Digital revenue was $24.3 million for the three months ended November 30, 2014, representing 14.3% of total revenue.  Digital revenues increased 3.0% in the three months ended November 30, 2014, as compared to the same period in the prior year. The increases are as a result of increases in local digital advertising revenue and digital subscription revenue.  We continue to believe digital revenue represents a future growth opportunity for Postmedia and as a result we are focused on various new products and initiatives in this area.

Our principal expenses consist of compensation, newsprint, distribution and production.  These composed 43.7%, 5.8%, 19.7% and 9.2%, respectively, of total operating expenses excluding depreciation, amortization, impairment and restructuring for the three months ended November 30, 2014.  We experienced declines in compensation, newsprint and distribution expenses of 26.8%, 21.3% and 7.0%, respectively, as well as an increase in production expenses of 24.8% in the three months ended November 30, 2014. In the three months ended November 30, 2014, compensation expense includes a recovery of $13.8 million related to the Ontario Interactive Digital Media Tax Credit as described earlier in “Recent Developments”.

We are in the process of implementing a three year business transformation program which was announced in July 2012 (“Transformation Program”) that will focus on the development of our digital products and is targeted to result in operating cost savings of 15% to 20%.  During the three months ended November 30, 2014 as part of our Transformation Program we implemented initiatives which are expected to result in an additional $3 million of net annualized cost savings.  In total, we have implemented net annualized cost savings of approximately $112 million, or 16% of operating costs, since the Transformation Program was announced. The net annualized cost savings primarily relate to decreases in compensation expenses partially offset by increases in production expenses as a result of outsourced newspaper production described earlier in “Recent Developments”.

Our operating results are affected by variations in the cost and availability of newsprint.  Newsprint is the principal raw material used in the production of our daily newspapers and other print publications.  It is a commodity that is generally subject to price volatility.  We take advantage of the purchasing power that comes with the large volume of newsprint we purchase, as well as our proximity to paper mills across Canada, to minimize our total newsprint expense.  Changes in newsprint prices can significantly affect our operating results.  A $50 per tonne increase or decrease in the price of newsprint would be expected to affect our newsprint expense by approximately $2.4 million on an annualized basis.  We don’t expect a material change in newsprint prices throughout the remainder of fiscal 2015.

Our distribution is primarily outsourced to third party suppliers.  The key drivers of our distribution expenses are fuel costs and circulation and insert volumes.  Our distribution expenses have decreased during the three months ended November 30, 2014 primarily as a result of a reduction in newspaper circulation volumes and cost reduction initiatives.

Our production costs include the costs related to outsourced production of our newspapers as well as ink and other production supplies.  Our production expenses have increased during the three months ended November 30, 2014 primarily as a result of the outsourced newspaper production of the Montreal Gazette and Calgary Herald in August 2014 and November 2013, respectively.  We expect production costs to increase throughout the remainder of fiscal 2015 as a result of the outsourcing of the Montreal Gazette and our Vancouver newspapers.

Other Factors

Seasonality

Revenue has experienced, and is expected to continue to experience, seasonality due to seasonal advertising patterns and seasonal influences on media consumption habits.  Typically, our advertising revenue is highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.  These seasonal variations may lead to increased borrowing needs at certain points within the fiscal year.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Although these estimates, assumptions and judgements are based upon management’s best knowledge of the amount, event or actions; actual results could differ from those estimates, assumptions and judgements.  The critical accounting estimates used in our interim condensed consolidated financial statements for the three months ended November 30, 2014 and 2013 are not materially different from those disclosed in our annual management’s discussion and analysis and annual audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012 except for the estimate of the Ontario Interactive Digital Media Tax Credit as described in note 5 of the interim condensed consolidated financial statements for the three months ended November 30, 2014 and 2013.

Change in accounting policy

We have adopted the following new standard effective September 1, 2014:

(i) IFRIC 21 – Levies

IFRIC 21 – Levies clarifies the timing for the accounting of a liability that is imposed by governments should be based on the activity in the legislation that triggers the payment.  This standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2014, with earlier adoption permitted. The adoption of this standard did not have an impact on the interim condensed consolidated financial statements.

Operating Results

Postmedia’s operating results for the three months ended November 30, 2014 as compared to the three months ended November 30, 2013

	2014	2013
Revenues
Print advertising	93,127	116,605
Print circulation	47,434	49,588
Digital	24,269	23,554
Other	4,684	4,231
Total revenues	169,514	193,978
Expenses
Compensation	54,149	73,958
Newsprint	7,175	9,120
Distribution	24,464	26,308
Production	11,362	9,102
Other operating	26,742	29,479
Operating income before depreciation, amortization, impairment and restructuring	45,622	46,011
Depreciation	12,032	13,227
Amortization	9,535	10,412
Impairment	1,843	-
Restructuring and other items	4,224	20,113
Operating income	17,988	2,259
Interest expense	15,311	15,733
Net financing expense relating to employee benefit plans	1,428	1,404
Gain on disposal of property and equipment and asset held-for-sale	(733)	(14)
Gain on derivative financial instruments	(3,235)	(4,054)
Foreign currency exchange losses	15,472	995
Loss before income taxes	(10,255)	(11,805)
Provision for income taxes	-	-
Net loss attributable to equity holders of the Company	(10,255)	(11,805)

Revenue

Print advertising

Print advertising revenue decreased $23.5 million, or 20.1%, to $93.1 million for the three months ended November 30, 2014, as compared to the same period in the prior year.  A decrease was experienced in all of our major categories of print advertising revenue, including decreases from local advertising of 13.8%, national advertising of 28.8%, and insert advertising of 12.9%. The total print advertising linage and average line rate decreased 14.8% and 7.9%, respectively, during the three months ended November 30, 2014, as compared to the same period in the prior year.

Print circulation

Print circulation revenue decreased $2.2 million, or 4.3%, to $47.4 million for the three months ended November 30, 2014 as compared to the same period in the prior year.  Paid circulation volume decreased 9.3% during this period, as compared to the same period in the prior year, but this volume decrease was partially offset by price increases.

Digital

Digital revenue increased $0.7 million, or 3.0% to $24.3 million for the three months ended November 30, 2014, as compared to the same period in the prior year.  The increase in digital revenue is primarily a result of increases in local digital advertising revenue of $0.7 million and digital subscription revenue of $0.4 million, partially offset by a decrease in digital classified revenue of $0.5 million.

Other

Other revenue increased $0.5 million, or 10.7%, to $4.7 million for the three months ended November 30, 2014, as compared to the same period in the prior year.  The increase in other revenue is primarily a result of increases in commercial printing revenue.

Expenses

Compensation

Compensation expenses decreased $19.8 million, or 26.8%, to $54.1 million for the three months ended November 30, 2014, as compared to the same period in the prior year.  The decrease is primarily due to the recovery of $13.8 million relating to the Ontario Interactive Digital Media Tax Credit as described earlier in “Recent Developments”. Excluding this recovery, compensation expenses decreased $6.0 million, or $8.1%, as compared to the same period in the prior year, primarily as a result of lower salary and benefits expense due to the Transformation Program initiatives.

Newsprint

Newsprint expenses decreased $1.9 million, or 21.3%, to $7.2 million for the three months ended November 30, 2014, as compared to the same period in the prior year.  Newsprint expense decreases are primarily a result of consumption decreases of 17.9% due to continued usage reduction efforts as well as lower newspaper circulation volumes, combined with a decrease in newsprint cost per tonne of 4.2%.  Newsprint expenses include newsprint purchased for production at both our owned and outsourced production facilities.

Distribution

Distribution expenses decreased $1.8 million, or 7.0%, to $24.5 million for the three months ended November 30, 2014, as compared to the same period in the prior year.  Decreases in distribution expenses are primarily a result of a reduction in newspaper circulation volumes and cost reduction initiatives.

Production

Production expenses increased $2.3 million, or 24.8% to $11.4 million for the three months ended November 30, 2014, as compared to the same period in the prior year. Increases in production expenses are primarily a result of the outsourced newspaper production of the Montreal Gazette and Calgary Herald in August 2014 and November 2013, respectively.

Other operating

Other operating expenses decreased $2.7 million, or 9.3%, to $26.7 million for the three months ended November 30, 2014, as compared to the same period in the prior year.  Other operating expense decreases are as a result of ongoing cost savings initiatives.

Operating income before depreciation, amortization, impairment and restructuring

Operating income before depreciation, amortization, impairment and restructuring decreased $0.4 million, to $45.6 million for the three months ended November 30, 2014, as compared to the same period in the prior year.  The decrease relates to decreases in revenue, partially offset by decreases in expenses as discussed above.

Depreciation

Depreciation expense decreased $1.2 million to $12.0 million for the three months ended November 30, 2014, as compared to the same period in the prior year.  The decrease relates primarily to a change in the estimate of the useful lives of certain production assets in the three months ended November 30, 2013 as a result of outsourced newspaper production.

Amortization

Amortization expense decreased $0.9 million to $9.5 million for the three months ended November 30, 2014, as compared to the same period in the prior year.  The decrease relates primarily to software that has been fully amortized.

Impairment

Due to the outsourcing of the production of the Edmonton Journal in August 2013, the production facility is no longer required. As at November 30, 2014, the estimated fair value less costs of disposal of the Edmonton production facility was reduced to $8.7 million (August 31, 2014 - $10.5 million) based on the estimated net proceeds. As a result, during the three months ended November 30, 2014, we recorded an impairment loss of $1.8 million. During the three months ended November 30, 2013, no impairments were recorded.

Restructuring and other items

Restructuring and other items expense decreased $15.9 million to $4.2 million for the three months ended November 30, 2014 as compared to the same period in the prior year. Restructuring and other items expense for the three months ended November 30, 2014 consists of severance costs of $2.6 million, which include both involuntary terminations and voluntary buyouts, and acquisition costs of $1.6 million related to the Sun Acquisition described earlier in “Recent Developments”.  Restructuring and other items expense for the three months ended November 30, 2013 consisted of $20.1 million of severance costs, which included both involuntary terminations and voluntary buyouts.

Operating income

Operating income was $18.0 million for the three months ended November 30, 2014, as compared to $2.3 million for the same period in the prior year.  The increase relates primarily to a decrease in restructuring and other items, partially offset by the impairment recorded in the three months ended November 30, 2014, both as discussed above.

Interest expense

Interest expense decreased $0.4 million, or 2.7%, to $15.3 million for the three months ended November 30, 2014, as compared to the same period in the prior year. Interest expense primarily relates to interest on our long-term debt that is recognized using the effective interest rate method, which amortizes the initial debt financing costs and includes both cash and non-cash interest. The decrease in interest expense relates to a decrease in non-cash interest expense of $0.7 million during the three months ended November 30, 2014, as compared to the same period in the prior year, partially offset by an increase in cash interest of $0.3 million. The increase in cash interest expenses includes interest expense of $1.0 million on the subscription receipts described earlier in “Recent Developments”, partially offset by decreases in cash interest expenses due to lower overall debt levels.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans increased a nominal amount to $1.4 million for the three months ended November 30, 2014, as compared to the same period in the prior year.

Gain on disposal of property and equipment and asset held-for-sale

During the three months ended November 30, 2014, we disposed of an asset held-for-sale and realized a gain of $0.7 million. During the three months ended November 30, 2013, we disposed of property and equipment and realized a nominal gain.

Gain on derivative financial instruments

Gain on derivative financial instruments for the three months ended November 30, 2014 was $3.2 million as compared to $4.1 million during the same period in the prior year.  The gain relates to the change in fair value of our variable prepayment option embedded derivatives on the First-Lien Notes and 12.5% Senior Secured Notes due 2017 (“Second-Lien Notes”).

Foreign currency exchange losses

Foreign currency exchange losses for the three months ended November 30, 2014 were $15.5 million as compared to $1.0 million during the same period in the prior year.  Foreign currency exchange losses consist primarily of unrealized losses related to changes in the carrying value of the Second-Lien Notes.  On July 15, 2014 a foreign currency interest rate swap, that was accounted for as a hedge, with a notional amount of US$167.5 million related to the Second-Lien Notes matured, exposing us to foreign currency gains and losses on the entire US$268.6 million of Second-Lien Notes outstanding.

Loss before income taxes

Loss before income taxes for the three months ended November 30, 2014 was $10.3 million, as compared to $11.8 million for the same period in the prior year.  The decrease in loss before income taxes is primarily the result of increased operating income partially offset by increased foreign currency exchange losses, both as discussed above.

Provision for income taxes

We have not recorded a current or deferred tax expense or recovery for the three months ended November 30, 2014 or 2013.  Current taxes payable or recoverable result in a decrease or increase, respectively, to our tax loss carryforward balances.  The cumulative tax loss carryforward balances have not been recognized as a net deferred tax asset on the consolidated statement of financial position.

Net loss attributable to equity holders of the Company

Net loss for the three months ended November 30, 2014 was $10.3 million as compared to $11.8 million for the same period in the prior year, as a result of the factors described above in loss before income taxes.

Consolidated quarterly financial information

	Fiscal 2015	Fiscal 2014				Fiscal 2013
($ in thousands of Canadian dollars, except per share information)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	169,514	146,804	170,989	162,484	193,978	169,309	191,784	178,818

Net loss attributible to equity holders of the Company	(10,255)	(49,761)	(20,605)	(25,290)	(11,805)	(47,913)	(103,256)	(15,761)
Basic	$(0.26)	$(1.24)	$(0.51)	$(0.63)	$(0.29)	$(1.19)	$(2.57)	$(0.39)
Diluted	$(0.26)	$(1.24)	$(0.51)	$(0.63)	$(0.29)	$(1.19)	$(2.57)	$(0.39)

Cash flows from operating activities	2,640	(16,584)	12,928	14,659	4,223	(11,562)	15,975	20,706

Liquidity and capital resources

Our principal uses of funds are for working capital requirements, debt servicing and capital expenditures. Based on our current and anticipated level of operations, we believe that our cash on hand, cash flows from operations and available borrowings under our ABL Facility will enable us to meet our working capital, capital expenditure, debt servicing and other funding requirements.  However, our ability to fund our working capital needs, debt servicing and other obligations depends on our future operating performance and cash flows.  There are a number of factors which may adversely affect our operating performance and our ability to meet these obligations. See “Key Factors Affecting Operating Results”.  Our cash flows from operating activities may be impacted by, among other things, the overall strength of the economy, competition from digital media and other forms of media as well as competition from alternative emerging technologies. In addition, in recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising formats, particularly online and other digital platforms such as search and social media websites.  Although we expect to fund our capital needs with our available cash, cash generated from operations and available borrowings under the ABL Facility, our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our debt agreements. As at November 30, 2014, no amounts were drawn under the ABL Facility. See “Risk Factor - We may not be able to refinance our ABL Facility on attractive terms, or at all” contained in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012.

Cash flows from operating activities

Our principal sources of liquidity are cash flows from operating activities.  For the three months ended November 30, 2014, our cash flows from operating activities were inflows of $2.6 million (2013 – $4.2 million).  Cash flows from operating activities decreased $1.6 million for the three months ended November 30, 2014, as compared to the same period in the prior year due to an increase in non-cash working capital which includes the recovery of $13.8 million related to the Ontario Interactive Digital Media Tax Credit as described earlier in “Recent Developments”, partially offset by an decrease in restructuring payments of $7.6 million.

As at November 30, 2014 we had cash of $20.2 million (August 31, 2014 - $30.5 million) and our ABL Facility remained undrawn.

Cash flows from (used in) investing activities

For the three months ended November 30, 2014, our cash flows from investing activities were inflows of $10.5 million (2013 – outflows of $3.7 million).  The net cash inflows from investing activities during the three months ended November 30, 2014 include the net proceeds received on the sale of the Montreal Gazette production facility of $12.4 million which is classified as restricted cash on the condensed consolidated statement of financial position, offset by outflows on capital expenditures related to property and equipment of $1.8 million and intangible assets of $0.1 million. The net cash outflows from investing activities during the three months ended November 30, 2013 included outflows on capital expenditures related to property and equipment of $3.0 million and intangible assets of $0.7 million.

Cash flows used in financing activities

For the three months ended November 30, 2014, our cash flows from financing activities were outflows of $23.4 million (2013 – $6.3). The cash outflows from financing activities during the three months ended November 30, 2014 include the restricted cash of $12.4 million, which will be used to reduce the Rights Offering, $2.2 million of debt and subscription receipts financing costs, and $2.5 million of rights offering financing costs, all as described earlier in “Recent Developments”. In addition, we had cash outflows related to our indebtedness as discussed below.

Indebtedness

As at November 30, 2014, we have $199.2 million First-Lien Notes and US$268.6 million Second-Lien Notes outstanding (August 31, 2014 - $205.5 million and US$268.6 million, respectively).  During the three months ended November 30, 2014 and 2013, we made contractual redemptions of $6.3 million of aggregate principal amount of First-Lien Notes at par in accordance with the terms and conditions of the First-Lien Notes indenture.

The following tables set out the principal and carrying amount of our long-term debt outstanding as at November 30, 2014 and August 31, 2014.  The first column of the table translates, where applicable, our US dollar debt to the Canadian equivalent based on the closing foreign exchange rate on November 30, 2014 of US$1:$1.1440 and August 31, 2014 of US$1:$1.0873.

	As at November 30, 2014
($ in thousands of Canadian dollars)	Principal Outstanding	Financing fees, discounts and other	Carrying Value
First-Lien Notes (CDN$199.2M)	199,210	4,076	195,134
Second-Lien Notes (US$268.6M)	307,318	6,436	300,882
	506,528	10,512	496,016

	As at August 31, 2014
($ in thousands of Canadian dollars)	Principal Outstanding	Financing fees, discounts and other	Carrying Value
First-Lien Notes (CDN$205.5M)	205,460	4,447	201,013
Second-Lien Notes (US$268.6M)	292,087	6,800	285,287
	497,547	11,247	486,300

Financial Position as at November 30, 2014 and August 31, 2014

($ in thousands of Canadian dollars)	As at November 30, 2014	As at August 31, 2014

Current assets	146,073	107,543
Total assets	753,815	740,594
Current liabilities	122,903	111,378
Total liabilities	744,264	729,650
Equity	9,551	10,944

The increase in our current assets at November 30, 2014 as compared to August 31, 2014 is due to increases in accounts receivable, as a result of the seasonality of our business and the Ontario Interactive Digital Media Tax Credit, and restricted cash as a result of the Montreal Gazette production facility sale. The increases in current assets are partially offset by a decrease in cash.  Total assets at November 30, 2014 increased compared to August 31, 2014, as a result of the increase in current assets as previously described, an increase in the carrying value of our derivative financial instruments, and an increase in other assets due to the subscription receipts and rights offering financing costs related to the Sun Acquisition. The increases in total assets are partially offset by a decrease in the carrying value of property and equipment and intangible assets as a result of depreciation and amortization during the three months ended November 30, 2014 and a decrease in asset held-for-sale due to the sale of the Montreal Gazette production facility. Current liabilities have increased due to increased accounts payable and accrued liabilities including accrued interest payable on long-term debt.  The increase in total liabilities is primarily due to the increase in current liabilities described above, as well as an increase in the carrying value of long-term debt, partially offset by a decrease in the carrying value of our employee benefit plan liabilities.

Financial Instruments and Financial Instruments Risk Management

The financial instruments and financial risk management policies and related risks are the same as disclosed in the audited consolidated financial statements for the years ended August 31, 2014, 2013 and 2012, except as discussed below.

Foreign currency risk

As at November 30, 2014, approximately 61% of the outstanding principal on our long-term debt is payable in US dollars (August 31, 2014 – 59%). As at November 30, 2014 and August 31, 2014, we have US$268.6 million Second-Lien Notes outstanding.

Guarantees and Off-Balance Sheet Arrangements

Excluding the subscription receipts described earlier in “Recent Developments” we have no other significant guarantees or off-balance sheet arrangements.

Changes in accounting policies

We have adopted the following new standard effective September 1, 2014:

(i) IFRIC 21 – Levies

IFRIC 21 – Levies clarifies the timing for the accounting of a liability that is imposed by governments should be based on the activity in the legislation that triggers the payment.  This standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2014, with earlier adoption permitted. The adoption of this standard did not have an impact on the interim condensed consolidated financial statements.

 Future Accounting Standards

We have not early adopted the following new standards and the impacts on the audited consolidated financial statements have not yet been determined:

(i) IFRS 9 – Financial Instruments

IFRS 9 was issued in July 2014 and addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 – Financial Instruments – Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss.  The new standard also addresses financial liabilities and they largely carry forward existing requirements in IAS 39, except that fair value changes to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. In addition, the new standard introduces a new hedge accounting model more closely aligned with risk management activities undertaken by entities.  This standard is required to be applied for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.

(ii) IFRS 15 – Revenue from Contracts with Customers

IFRS 15 – Revenue from Contracts with Customers was issued in May 2014 and is a new standard that specifies the steps and timing for entities to recognize revenue as well as requiring them to provide more informative, relevant disclosures. IFRS 15 replaces IAS 11 - Construction Contracts and IAS 18 - Revenue, as well as various IFRIC and SIC interpretations regarding revenue. The standard is required to be applied for annual periods beginning on or after January 1, 2017, with earlier adoption permitted.

Risk Factors

The risks relating to our business are described in the section entitled “Risk Factors” included in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012, which section is incorporated by reference herein.

Internal Controls

Disclosure controls and procedures within Postmedia have been designed to provide reasonable assurance that all relevant information is identified to its management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”), as appropriate, to allow required disclosures to be made in a timely fashion.

Internal controls over financial reporting have been designed by management, under the supervision of and with the participation of the CEO and CFO, to provide reasonable assurance regarding the reliability of Postmedia’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The CEO and CFO have evaluated whether there were changes to Postmedia's internal control over financial reporting during the three months ended November 30, 2014, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. There were no changes identified during their evaluation.

Share Capital

As at January 5, 2015 we had the following number of shares and options outstanding:

Class C voting shares	941,819
Class NC variable voting shares	39,267,800
Total shares outstanding	40,209,619

Total options and restricted share units outstanding (1)	2,310,000

(1) The total options and restricted share units outstanding are convertible into 1,710,000 Class C voting shares and 600,000 Class NC variable voting shares.  The total options and restricted share units outstanding include 1,840,000 options that are vested and 470,000 options that are unvested.